REG TECHNOLOGIES INC.

240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

September 8, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs:

Re:	Reg Technologies Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended April 30, 2013 Filed August 29, 2013
File No. 000-24342

We are writing in response to your letter dated May 22, 2014.

Form 20-F for the Fiscal Year Ended April 30, 2013

Please note certain information in this response is not yet publicly disclosed. It is for SEC’s information only.

Investment in associates, page F-7

1.	We have reviewed your response to comment 1. Please tell us whether the debt owed by REGI US to you is convertible, and if so, at what ratio. If not, please tell us how you determined that this debt established significant influence, and what accounting literature you relied upon.

The Company does not have a convertible debt agreement with REGI US.

Per IAS 28, significant influence is defined as an investor’s power to participate in the investee’s financial and operating policy decisions but not control them.

The debt combined with the following factors enables the Company to participate in REGI’s financial and operating policy decisions but not sufficient to control them:

●	The Company owned 10.52% of REGI’s issued and outstanding shares, thus 10.52% of the voting power on April 30, 2013;

●	The Company has representation on REGI’s board of directors;

●	The two companies share the same CEO; and

●	REGI US’ research and development of RadMax Engine Technology, its main asset, is jointly funded with the Company; the Company’s decisions on the research and development activities affect REGI’s, thus its operations.

2.	We reissue the last part of comment 1. For any investments where you have discontinued recognition of your share of losses of an associate, please provide us with the amounts of such unrecognized share of losses, both for the period and cumulatively, and revise your disclosure in future filings to include this.

The Company consolidated the accounts of REGI until 2008. Below is the Company’s annual and accumulated share of REGI’s losses that were not recognized after the investment was written down to zero. We confirm we will include such information in future filings.

Unrecognized share of loss $
2009	188,998
2010	185,249
2011	31,859
2012	46,448
2013	60,085
Accumulated	512,640

Equity Accounted Investees and Related Party Transactions, page F-23

3.	We note your response to comment 2. Please provide us with additional details to support your conclusion that the receivable from REGI US is fully collectible, as follows:

●	Please tell us the amounts of funds REGI US has been able to raise in equity issuances in each of the past 3 years;

Equity raised in the past three years by REGI US is as follows:

2012	US$	12,120
2013		277,500
2014		118,550
Subsequent to April 30, 2014		13,500
	US$	421,670

●	Please provide a roll-forward of the balance due from REGI US for the past 3 years, showing the gross amounts repaid by REGI US in each year;

The balances and changes are as follows:

4/30/2011	$865,607
Net addition	$159,479
4/30/2012	$1,025,086
Net repayment	$(13,338)
4/30/2013	$1,011,748
Net addition	$54,751
1/31/2014	$1,066,499

●	Please tell us the amounts you have been able to raise in private placements in each of the past 3 years specifically due to the RadMax Engine Technology;

From May 1, 2011 to April 30, 2014, due to the RadMax Engine Technology the Company raised $1,837,533 from private placement proceeds as follows and issued shares to settle debt of $387,705.

Cash proceeds $
2012	518,033
2013	131,500
2014	1,188,000
1,837,533

●	Please provide us with details of the substantial financing plans of REGI US, and tell us about the certainty of each; and

REGI US is currently raising funds by issuing up to 5,000,000 units of private placement at US$0.10 per unit, with each unit consisting one common share and one share purchase warrant exercisable into common stock at $0.15 per share.

Recently, RadMax Engine Technology shared by the Company and REGI has attracted significant attention from investors and potential users. We have been approached by sophisticated investment groups (such as the Company’s recent private placement holder, a new energy group) and completed the significant financing of $1,188,000 recently. We have also been approached by potential users of our technology recently. Presently we are in detailed discussions with a major European auto-maker who initiated the communication with us for Radmax to become their concept engine. We are also in productive discussions with the largest auto-maker in China for potential partnership. Since these are in progress, we have not disclosed the information publicly. Recently we have also had important advances on our research and development. Therefore, significant economic potential is expected for the technology owned by REGI and funding is expected for REGI. Please see our response below for other funding methods that are available to REGI US.

As of today, US$66,900 has been raised for this private placement. Although certainty cannot be guaranteed for further financing, with the new developments we are very confident that REGI will be able to complete significant financing in the near future.

●	Please tell us what additional sources of cash financing are available to REGI US, and how you determined that REGI US has the ability to issue common shares to settle the fair value of the debt outstanding.

Recently the Company and REGI have been approached by major auto-makers and sophisticated technology investors, there are multiple potential sources of funds for REGI in addition to equity financing, including but not limited to:

●	Technology licensing revenue: RadMax engine has several applications that can be licensed to interested end users, especially now when the world is increasingly working towards environment protection;

●	Various forms of debt financing

●	Hybrid securities, and

●	(Partial) sales of assets.

Given the global depressed stock market conditions for the last few years, we believe currently shares of the Company and REGI have been undervalued and REGI’s current market cap does not represent the fair value of REGI’s net assets.

Given the recent and current developments we have experienced with the auto-makers and the investment community, we believe the market cap and share price of REGI will increase in the near future to reflect the potential and fair value of the technology. In this case, settling the debt would not require REGI to issue such shares that could potentially result in the Company having more than significant influence of REGI US. In addition, shares will likely be issued to settle only part of the debt if it is one of the selected funding methods.

Minewest, page F-23

4.	We have reviewed your response to comment 3. Please clarify whether you still have control over the Minewest shares to be distributed to your shareholders, and if so, how you determined you no longer control Minewest. Please tell us whether the current fair value of the Minewest shares continues to be $.10/share, and if so, how you came to that determination. If not, please tell us why you have not adjusted the value of the shares held for distribution.

The Company does not have control over the Minewest shares, because Minewest shareholders have the legal right to vote for and enforce the distribution earlier than the plan.

In addition, we determined that the Company did not have control of Minewest because:

●	Minewest became a reporting issuer in British Columbia and Alberta;

●	Minewest has its own board of directors;

●	The Company ceased to have power over Minewest once its interest in Minewest was reduced to 26.10%; further reduction is expected in the near future when Minewest raises new equity;

●	The Company is no longer actively involved in Minewest’s operating, investing or financing activities; and

●	The Company has no controlling ability to affect Minewest’s returns.

Minewest shares continue to be valued at $0.10 per share, because although Minewest was able to raise funds through private placements at $0.20 per share, the number of shares issued at $0.20 was very small compared to the numbers of shares issued at $0.10, the share price of $0.20 is not supported by an actively trading market and there is no exploration report to solidly prove an increased value of the property. Meanwhile, there is no indication of impairment of the property owned by Minewest either.

 .

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REG TECHNOLOGIES INC.

/s/ John G. Robertson
John G. Robertson,
President and CEO